Exhibit 99.1

Form 603

Corporations Act 2001

Section 671B

Notice of initial substantial holder

To Company Name/Scheme	Prima Biomed Ltd

ACN/ARSN	009 237 889

1. Details of substantial holder (1)
Name	Ridgeback Capital Investments L.P. & Ridgeback Capital Management L.P. & Wayne Holman (“Ridgeback Parties”)
ACN/ARSN (if applicable)	N/A

The holder became a substantial holder on	27/05/2015

2.  Details of voting power

The total number of votes attached to all the voting shares in the company or voting interests in the scheme that the substantial holder or an associate (2) had a relevant interest (3) in on the date the substantial holder became a substantial holder are as follows:

Class of securities (4)	Number of securities	Person’s votes (5)	Voting power (6)
Fully paid ordinary	100,206,500	100,206,500	5.86%

3.  Details of relevant interests

The nature of the relevant interest the substantial holder or an associate had in the following voting securities on the date the substantial holder became a substantial holder are as follows:

Holder of relevant interest	Nature of relevant interest (7)	Class and number of securities

Ridgeback Capital Investments L.P.	Underlying holder of securities held by the registered holder, HSBC Custody Nominees (Australia) Limited, the custodian for the underlying holder.	100,206,500 ordinary shares

Ridgeback Capital Management L.P.	Power to control the right to vote and the disposal of the securities as general partner of Ridgeback Capital Investments L.P.	100,206,500 ordinary shares

Wayne Holman	Controller of Ridgeback Capital Management L.P.	100,206,500 ordinary shares

4.  Details of present registered holders

The persons registered as holders of the securities referred to in paragraph 3 above are as follows:

Holder of relevant interest	Registered holder of securities	Person entitled to be registered as holder (8)	Class and number of securities
Ridgeback Parties	HSBC Custody Nominees (Australia) Limited	Ridgeback Capital Investments L.P.	100,206,500 ordinary shares

5.  Consideration

The consideration paid for each relevant interest referred to in paragraph 3 above, and acquired in the four months prior to the day that the substantial holder became a substantial holder is as follows:

Holder of relevant interest	Date of acquisition	Consideration (9)		Class and number of securities
		Cash	Non-cash
Ridgeback Parties	15 May 2015	$1,249,172		72,206,500
Ridgeback Parties	27 May 2015	$560,000		28,000,000

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6.  Associates

The reasons the persons named in paragraph 3 above are associates of the substantial holder are as follows:

Name and ACN/ARSN (if applicable)	Nature of association
N/A	N/A

7.  Addresses

The addresses of persons named in this form are as follows:

Name	Address
Ridgeback Parties	500 South Pointe Drive, Suite 220, Miami Beach FL 33139

Signature

print name	Christian Sheldon	capacity	C.T.O

sign here		date	28/05/2015

DIRECTIONS

(1)	If there are a number of substantial holders with similar or related relevant interests (eg. a corporation and its related corporations, or the manager and trustee of an equity trust), the names could be included in an annexure to the form. If the relevant interests of a group of persons are essentially similar, they may be referred to throughout the form as a specifically named group if the membership of each group, with the names and addresses of members is clearly set out in paragraph 7 of the form.

(2)	See the definition of “associate” in section 9 of the Corporations Act 2001.

(3)	See the definition of “relevant interest” in sections 608 and 671 B(7) of the Corporations Act 2001.

(4)	The voting shares of a company constitute one class unless divided into separate classes.

(5)	The total number of votes attached to all the voting shares in the company or voting interests in the scheme (if any) that the person or an associate has a relevant interest in.

(6)	The person’s votes divided by the total votes in the body corporate or scheme multiplied by 100.

(7)	Include details of:

(a)	any relevant agreement or other circumstances by which the relevant interest was acquired. If subsection 671 B(4) applies, a copy of any document setting out the terms of any relevant agreement, and a statement by the person giving full and accurate details of any contract, scheme or arrangement, must accompany this form, together with a written statement certifying this contract, scheme or arrangement; and

(b)	any qualification of the power of a person to exercise, control the exercise of, or influence the exercise of, the voting powers or disposal of the securities to which the relevant interest relates (indicating clearly the particular securities to which the qualification applies).

See the definition of “relevant agreement” in section 9 of the Corporations Act 2001.

(8)	If the substantial holder is unable to determine the identity of the person (eg. if the relevant interest arises because of an option) write “unknown.”

(9)	Details of the consideration must include any and all benefits, moneys and other, that any person from whom a relevant interest was acquired has, or may, become entitled to receive in relation to that acquisition. Details must be included even if the benefit is conditional on the happening or not of a contingency. Details must be included of any benefit paid on behalf of the substantial holder or its associate in relation to the acquisitions, even if they are not paid directly to the person from whom the relevant interest was acquired.

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